Exhibit 99.1

Xcf 2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

May 31, 2013

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Ernst & Young LLP 2700 – 360 Main Street Winnipeg, MB R3C 4G9	KPMG LLP Suite 2000 – One Lombard Place Winnipeg, MB R3B 0X3

RE:           Notice of Change of Auditor

This notice is made pursuant to National Instrument 51-102 (“NI 51-102”).

KPMG LLP (“KPMG”) were appointed the auditors of Medicure Inc., (the “Corporation”) on August 14, 2000.  The Corporations’ shareholders approved at the last annual and special meeting of the shareholders of the Corporation held November 30, 2012 that KPMG be re-appointed auditors of the Corporation until the next annual meeting.

The Board of Directors, upon the recommendation of the Audit Committee, has decided not to renew KPMG’s appointment as auditor.  The audit committee has reviewed the situation and determined that the appointment of Ernst & Young LLP (“E&Y”) as auditors of the Corporation would be in the best interests of the Corporation.  As such, the Company’s audit committee has recommended that E&Y be appointed as the successor auditor and the Board of Directors have approved the same.

There have been no reservations in the auditor’s reports for the audits of the three most recently completed fiscal years.

There have been, in the opinion of the Corporation, no reportable events, as that term is defined in NI 51-102.

The board of directors of the Corporation has reviewed and approved the reporting package as that term is defined in NI 51-102.

Sincerely,

MEDICURE INC.

Per:

/s/ James Kinley

_______________________
James Kinley CA
Chief Financial Officer

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